

Mail Stop 4631

December 17, 2009

via U.S. mail and facsimile

Michael D. Lockhart, Chairman and CEO
Armstrong World Industries, Inc.
P.O. Box 3001
Lancaster, Pennsylvania 17604

>   **RE: Armstrong World Industries, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
>   **June 30, 2009 and September 30, 2009**
>   **Schedule 14A Filed on April 27, 2009**
>   **File No. 1-2116**

Dear Mr. Lockhart:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note that the cover of your annual report discloses that the report does not incorporate by reference any documents. However, we note that most of the disclosures in Part III of the report have been incorporated by reference from your definitive proxy statement filed in connection with your annual meeting of

shareholders. In future filings, please ensure that the cover of your annual report accurately identified any filing from which you are incorporating information by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Estimates, page 26

U.S. Pension Credit and Postretirement Benefit Costs, page 21

2. We note that:
   - Your annualized return on plan assets over the last 10 years was 4.3%
   - Your average expected return was 8.5%
   - The expected long-term rate of return for 2008 and 2009 is 8%
   - Approximately 47% of your plan assets are invested in domestic and international equities.

   In future filings please provide more detailed discussions about your expected long-term rate of return considering your long-term and recent actual returns and the composition of you plan assets. Your discussion should address the impact that the current economic market environment has had and may have on your assumptions used. Your disclosures should also address the potential impact to your defined pension plans funded status and additional funding obligations you may have. Please provide use with the disclosures you intend to include in future filings.

Impairment of Long-Lived Tangible and Intangible Assets, page 28

3. We note you recognized a significant impairment charge for the Wood Flooring trademarks in 2008. Your Resilient Flooring, Wood Flooring, and Cabinets segments also had operating losses in 2008. The Cabinets segment recognized operating losses during the nine-months ended September 30, 2009, with the Resilient Flooring and Wood Flooring reporting near breakeven results during the same period.

   In future filings please provide the following additional disclosures to the extent applicable:
   - The remaining carrying value of the Wood Flooring trademarks as of the most recent balance sheet date.
   - The carrying value of the assets tested for impairment as of the most recent testing date by asset group, including disclosure as to whether the business unit/asset group has generated negative cash flows during the most recently completed fiscal year and/or subsequent interim periods. This disclosure should include the carrying value of the European resilient flooring business' assets that were tested for impairment during fiscal year 2009. Disclose any other assets groups that were tested during fiscal year 2009.

- For those business units/asset groups tested for impairment and a charge was not recognized, please disclose the percentage by which undiscounted cash flows and/or estimated fair value exceeded the carrying value by business unit/asset group to the extent that undiscounted cash flows and/or estimated fair value are not materially different from the carrying value,.
- Please also provide investors with a discussion about the material uncertainties that could lead to material impairment charges for each group of assets that are at-risk for impairment.

Please provide us with the disclosures you intend to include in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 115

4. We note that you do not appear to have publically filed all of the schedules and exhibits to your credit agreement listed as Exhibit 10.10. Please file the complete form of your credit agreement, as amended to date, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Note 2. Segment Results, page 12

5. We note you tested your European resilient flooring business' assets for impairment during fiscal year 2009 and while the estimated undiscounted cash flows were less than the carrying value of these assets, the estimated fair value exceeded the carrying value of these assets. In future filings please provide investors with a more detailed explanation about how management estimated the fair value of these assets, and include a discussion about the material inputs used to estimate the fair value. Clarify what inputs were based on quoted market prices, observable market data, and unobservable inputs. Please note that this disclosure should either be included in your footnote disclosure or within MD&A. Please provide us with the disclosure you intend to include in future filings.

Item 4. Controls and Procedures, page 43

6. We note your disclosure that your "disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." However, your disclosure does not refer to the full definition of "disclosure controls and procedures," as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and

they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without setting forth the definition.

Schedule 14A Filed on April 27, 2009

Compensation Discussion and Analysis, page 19

7. We note your disclosure that in setting and reviewing compensation for your named executive officers you use "benchmark guidelines based on a number of national compensation surveys and on the pay and benefit practices of comparable companies." This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. With a view towards future disclosure, please tell us what impact the survey data had on your compensation decisions for 2008. In doing so, please clarify the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. In this regard, we note your existing disclosure on page 25 concerning Mr. Lockhart's compensation; you do not need to address this disclosure in your response. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Annual Bonus, page 20

8. We note that you have not disclosed the 2008 operating income targets for your business units. We further note your disclosure on page 21 that these targets "are generally equal to the annual budget and not easily attained" as well as your disclosure on page 22 about the number of business units that met or exceeded the 80% threshold. In future filings, if you do not disclose business unit targets, please provide more meaningful disclosure about how difficult you believe it would be for the undisclosed targets to be achieved. A statement that the targets are "not easily attained" is insufficient absent more detailed information. You should provide

support for the level of difficulty you assert, which could include, for example, a discussion of the correlation between historical and future achievement of the relevant performance metric.

9. We note your disclosure on page 22 that "participants are advised to expect a bonus payment twenty percentage points below the maximum payment schedule." With a view towards future disclosure, please tell us why this advice is given and what purpose it and any underlying policy serve.

10. We note your disclosure on page 22 that "Messrs. Senkowski, Grasberger, and McCunniff received bonus payments twenty percentage points below the maximum payment schedule. Mr. Ready's bonus was paid at the maximum." With a view towards future disclosure, please provide us with an expanded analysis of how you determined and why you made bonus payments at these levels. Please provide a detailed quantitative and qualitative analysis of the factors you considered in making the awards for each officer.

Long-Term Incentives, page 22

11. With a view towards future disclosure, please provide us with a materially complete analysis of how you determined the number of shares underlying the stock option and performance restricted stock awards received by Messrs. Lockhart and Grasberger in 2008 (including Mr. Grasberger's retention award). Please provide a detailed quantitative and qualitative analysis of the factors you considered in determining the form and magnitude of the awards for each officer.

Summary Compensation Table, page 28

12. We note in footnote one that you have chosen to provide the required assumptions by reference to your consolidated financial statements. In future filings, if you chose this approach, please specify where in your consolidated financial statements the assumptions are located (e.g., in note 25 to your consolidated financial statements).

Compensation of Directors, page 43

13. In future filings, please disclose the progress of your directors towards satisfying your share ownership requirements.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Dieter King, Staff Attorney, at (202) 551-3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief